EXHIBIT 3.2

AMENDMENT CREATING CLASS OF PREFERRED STOCK

TO

ARTICLES OF INCORPORATION

OF

VERTICAL HEALTH SOLUTIONS, INC.

Vertical Health Solutions, Inc. (the “Corporation”), a corporation organized and existing under the Business Corporation Act (the “Act”) of the State of Florida, does hereby certify:

I. The name of the Corporation is Vertical Health Solutions, Inc.

II. The Corporation, pursuant to the provisions of Section 607.0502 of the Act, hereby adopts the following amendment to Article IV of its Amended and Restated Articles of Incorporation filed on January 29, 2001 (the “Amended and Restated Articles”) by inserting the following text at the end of such Article IV:

Series A Preferred Stock

Pursuant to the authority vested in the Board of Directors of the Corporation, in accordance with the provisions of the Amended and Restated Articles of Incorporation, a series of Preferred Stock, par value $.0001 per share, designated as “Series A Preferred Stock,” is hereby created, with the following powers, preferences and relative, participating, optional and other rights:

1. Number of Shares. The series of Preferred Stock designated and known as “Series A Preferred Stock” shall consist of 1,000,000 shares.

2. Voting. Except as otherwise required under the General Corporation Law of the State of Delaware, each share of Series A Preferred Stock shall entitle the holders thereof to one vote, and shall be entitled to vote on all matters as to which holders of the common stock, par value $.0001 per share, of the Corporation (the “Common Stock”) shall be entitled to vote, in the same manner and with the same effect as such holders of Common Stock, voting together with the holders of Common Stock as one class.

3. Dividends. The holders of the Series A Preferred Stock shall be entitled to receive cumulative dividends in preference to any dividend on the Common Stock at a rate of 10% per share, per year.

4. Liquidation. In the event of any liquidation, dissolution or winding-up of the affairs of the Corporation (a “Liquidation”), (A) the holders of shares of Series A Preferred Stock then outstanding shall be entitled to receive out of the assets of the Corporation legally available for distribution to its shareholders, whether from capital, surplus or earnings, before any payment shall be made to the holders of any stock ranking on Liquidation junior to the Series A Preferred Stock (with respect to rights on Liquidation, the Series A Preferred Stock shall rank senior to the Common Stock), an amount per share for the Series A Preferred Stock equal to the purchase price per share of the Series A Preferred Stock plus, in each case, an amount equal to declared but unpaid dividends thereon, if any, to the date of payment. If upon any Liquidation, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amounts to which they respectively shall be entitled, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of assets according to the respective amounts which would be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to said shares of Series A Preferred Stock were paid in full. After payment shall have been made to holders of shares of Series A Preferred Stock as aforesaid, the holders of shares of Preferred Stock and Common Stock shall be entitled to share ratably in all the remaining assets of the Corporation available for distribution to its shareholders, if any.

5. Conversions. Except as otherwise may be provided by law, the holders of the Series A Preferred Stock may at any time elect to convert any or all of their shares of Series A Preferred Stock into Common Stock of the Corporation on a 1.00-for-1.20 basis. Holders of shares of Series A Preferred Stock so converted may deliver to the Corporation at its principal office (or such other office or agency of the Corporation as the Corporation may designate by notice in writing to such holders) during its usual business hours, the certificate or certificates for the shares so converted. As promptly as practicable thereafter, the Corporation shall issue and deliver to such holder a certificate or certificates for the number of whole shares of Common Stock to which such holder is entitled. Until such time as a holder of shares of Series A Preferred Stock shall surrender his or its certificates therefor as provided above, such certificates shall be deemed to represent the shares of Common Stock to which such holder shall be entitled upon the surrender thereof. To the extent permitted by law, such conversion shall be deemed to have been effected on the date the shareholder elect to convert, and at such time the rights of the holder of such share or shares of Series A Preferred Stock shall cease, and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby. The Corporation shall not be required to issue fractional shares or script but shall round the number of shares to be issued to the nearest whole number.

6. Redemption. The Corporation may, in its discretion, at any time redeem for cash any or all of the shares of Series A Preferred Stock out of funds legally available for such redemption by providing the Series A Preferred Stockholders written notice of such redemption at a price per share equal to 120% of the original purchase price of such shares plus cumulative and unpaid dividends. To the extent permitted by law, such redemption shall be deemed to have been effected on the date the Corporation provides written notice of the redemption to the shareholder, and at such time the rights of the holder of such share or shares of Series A Preferred Stock, except for the right to be paid in cash the redemption price, shall cease. The redemption price shall be paid promptly after the redemption date.

7. Amendments. No provision of these terms of the Series A Preferred Stock may be amended, modified or waived without the written consent or affirmative vote of the holders of at least two-thirds of the then outstanding shares of Series A Preferred Stock.

III. The foregoing amendment was duly adopted by the unanimous consent of board of directors on December 31, 2001 in conformity with the provisions of Section 607.0602 the Act. The vote cast by the board of directors for the amendments contained herein was sufficient for approval of such amendments, and the approval of the shareholders is not required with regard to this amendment pursuant to Section 607.0602 of the Act.

IV. Except as otherwise amended hereby, the Amended and Restated Articles shall remain in full force and effect.

IN WITNESS WHEREOF, the undersigned President has executed these Amended and Restated Articles of Incorporation January 31, 2002.

/s/ Brian Nugent
Brian Nugent, President

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